Road to Commercialization for Mesenchymal Lineage Cells Melbourne June 21, 2018 2018 ISSCR Annual Scientific Meeting Exhibit 99.1

Mesoblast is committed to bringing to market disruptive cellular medicines to treat serious and life-threatening illnesses.

Lengthy, Complex Process to Bring a New Medicine to Patients Ethically and with Integrity Discovery Stage Development Stage Source: Scientifist.com

Implementation of Regulatory Environment to Protect Patients Section What it covers Quality Demonstration that the proposed manufacturing process produces consistent quality product, controlled by in-process and finished product acceptance criteria; a controlled environment, GMP controls, and validated processes and testing Safety Research of the method of action – through a series of experiments, analytical, followed by animal studies: Usually starting with rodents Animal models that should be reflective of action in humans Safety studies such as carcinogenicity and toxicity tests Sufficient evidence to provide confidence before introducing the investigational product in to humans Efficacy Clinical studies, in a staged approach to manage risk: Phase 1 – evaluation of safety in a small number of healthy patients (10-20) Phase 2 – evaluation for efficacy in a small number of patients with the disease state Phase 3 – evaluation of efficacy and safety in much larger groups, typically with two large pivotal or registration trials required for market approval

Regulatory Filing Requirements (FDA): Common Technical Documents for a Biologics License Application The CTD triangle. The Common Technical Document is organized into five modules. Module 1 is region specific and modules 2, 3, 4 and 5 are intended to be common for all regions.

Mesoblast: A Leading Global Cellular Medicines Company

Disruptive Technology Platform[1]	Industrial Scale Manufacturing	Multiple Revenue Generating Products & Phase 3 Assets
• Immuno-selected, culture expanded cellular medicines • Well characterized mechanisms of action targeting multiple pathways • Extensive, robust IP estate • Targeting the most severe disease states refractory to conventional therapies	• Unique cell properties enable large scale expansion and use in unrelated recipients • Proprietary media formulations meet industrial scale needs • 'Off the shelf' delineated products with batch to batch consistency and reproducibility	• 2 approved products commercialized by licensees in Japan[2] and Europe[3] • 3 Phase 3 product candidates in U.S. • Major near-term data readouts • Revenue from approved and late-stage assets will help fund deep product pipeline

1. Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs).
2. TEMCELL® Hs Inj licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan.
3. Alofisel® licensee TiGenix NV/Takeda received first central marketing authorization (MA) approval in Europe for an allogeneic stem cell therapy.

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STRO-1+ Mesenchymal Precursor Cells (MPCs) At the apex of the entire mesenchymal lineage, irrespective of source of derivation Simmons & Torok-Storb, Blood 78: 55-62 (1991); Gronthos & Simmons, Blood 85: 929-940 (1995); Gronthos et al., Blood 84:4164-4173 (1994); Gronthos et al., J. Bone Min. Res 14:47-56 (1999); Gronthos et al., J Cell Sci. 116: 1827-1835 (2003) ; Shi & Gronthos, J Bone Miner Res 18:696-704 (2003) Barberi et al., PLoS Medicine 6: e161 (2005); Hwang et al., PNAS 105:20641-20646 (2008); Brown et al., Cells Tissues Organs 189:256–260 (2009); Whitworth et al., Stem Cells and Dev. 23: 3021-3033 (2014); Zheng et al., PLoS ONE 10: e0144226 (2015); Human mesenchymal stem cells (derived from hES cells) Merck Millipore Cat# SCC036 (p.7) MPC Cultured Expanded Progeny MSC Bone Cartilage Adipose Fibroblast Smooth muscle STRO-1 Differentiation Bone Marrow Immunoselection of MPC STRO-1

The Immunomodulatory Actions of MPCs and MSCs are Triggered by Their Receptor Initiated Responses to Inflammatory Cues:

Paracrine-mediated alteration of the function of multiple cellular constituents of the innate and adaptive immune systems



Inflammation
IL-1β
TNFα
IFNγ
IL-17
MSC
IL-10
Breg
Proliferation
Antibody production
Effector B cell
IDO
(+unknown factors)
IDO, PGE2
TGFβ
Activation
Cytotoxicity
NK
PGE2
Maturation
Activation
Antigen Presentation
Immature DC
IDO, PGE2
TGFβ, M-CSF
M1
Polarization
M2
IL-1, IL-6 TNFα
IL-10
IDO, PGE2
TH1
TH17
Proliferation
Cytokine secretion
Cytotoxicity
TGFβ, PGE2
Treg
IL-10

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Global IP Estate Provides Substantial Competitive Advantage ~800 Patents and patent applications (69 Patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of Mesenchymal Lineage Cells Provides strong commercial protection for product candidates under development Enables licensing to third parties for indications, when in alignment with our corporate strategy Mesenchymal Lineage Precursors and Progeny Markets U.S. , Europe, China, and Japan Sources Allogeneic, Autologous, (Bone Marrow, Adipose, Dental Pulp, Placenta), Pluripotent ( iPS ) Diseases All Tier 1 & Tier 2 Indications, and multiple additional conditions

Industrial Scale Manufacturing Cellular technology platform enables immune privileged, allogeneic ‘off the shelf’ product candidates Delineated products with specific potency assays, batch to batch consistency and reproducibility Scalable culture expansion sufficient to produce anticipated commercial quantities Proprietary media formulations, advances in development of 3D bioreactor technology and automation to deliver step-changes in yield and significant COGS reductions

Clinical Pipeline and Products Commercialized by Licensees

MARKETED

PLATFORM	PRODUCT	THERAPEUTIC AREA	APPROVAL	COMMERCIAL RIGHTS	
MSC (Bone Marrow)	TEMCELL® HS Inj[1]	Acute GVHD	✓	JCR	Japan Only
MSC (Adipose)	Alofisel[2]	Perianal Fistula	✓	TiGENIX / Takeda	World Wide

IN DEVELOPMENT

	PLATFORM	PRODUCT CANDIDATE	THERAPEUTIC AREA	PRE-CLINICAL / PRE- IND	PHASE 2	PHASE 3	COMMERCIAL RIGHTS
TIER 1	MSC	MSC-100-IV	Acute GVHD				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-150-IM	Advanced HF (Class II & III) End-Stage HF (Class III & IV)[3]				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-06-ID	Chronic Low Back Pain				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-300-IV	Rheumatoid Arthritis Diabetic Nephropathy				mesoblast the regenerative medicine company
TIER 2	Includes **MSC-100-IV** (Crohn's disease – biologic refractory), **MPC-25-IC** (Acute Cardiac Ischemia), **MPC-25-Osteo** (Spinal Fusion) and **MPC-75-IA** (Knee Osteoarthritis)						

1. Mesoblast receives royalty income on sales of TEMCELL® in Japan by its licensee JCR Pharmaceuticals Co Ltd.
2. Mesoblast will receive royalty income on world wide sales of Alofisel in the local treatment of perianal fistulae by its licensee TiGenix NV/Takeda Pharmaceuticals
3. Study funded by the United States National Institutes of Health (NIH) and the Canadian Health Research Institute; conducted by the NIH-funded Cardiothoracic Surgical Trials Network.

This chart is figurative and does not purport to show individual trial progress within a clinical program.

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| 8 Acute Graft vs Host Disease Remestemcel-L (MSC-100-IV) for Steroid-Refractory aGVHD

Acute Graft Versus Host Disease (aGVHD) Background

- Acute graft-versus-host disease (aGVHD) is associated with significant morbidity and is a leading cause of mortality after allogeneic hematopoietic stem cell transplantation
- Severe aGVHD (determined by grade C/D, visceral organ and multi-organ involvement, or high risk stratification) has the highest risk of failure to first-line corticosteroids and high transplant related mortality[1]
- Day 100 mortality can reach 70% in patients who fail to respond to initial steroid therapy, and 12 month mortality approaches 90%[2-5]
- Mesenchymal stem cells have anti-inflammatory and immunomodulatory biological activity that supports their investigational use in aGVHD[6]

1. Jaqasia M, Arora M, Flowers ME, et al. Risk factors for acute GVHD and survival after hematopoietic cell transplantation. Blood. 2012; 119 (1): 296-307.
2. MacMillan ML, DeFor TE, Weisdorf DJ. The best endpoint for acute GVHD treatment trials. Blood. 2010; 115 (26): 5412-5417.
3. MacMillan ML, Couriel D, Weisdorf DJ, et al. A phase 2/3 multicenter randomized clinical trial of ABX-CBL versus ATG as secondary therapy for steroid-resistant acute graft-versus-host disease. Blood. 2007; 109 (6): 2657-2662.
4. Pidala J, Kim J, Field T, et al. Infliximab for managing steroid-refractory acute graft-versus-host disease. Biol Blood Marrow Transplant. 2009; 15 (9): 1116-1121.
5. Arai S et al, Poor outcome in steroid refractory graft verses host disease with anti-thymocyte globulin treatment. Biol Blood Marrow Transplant. 2002; 8: 155-160.
6. Aggarwal S, Pittenger MF. Human mesenchymal stem cells modulate allogeneic immune responses. Blood. 2005; 105:1815-22.

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Visceral Organ Involvement Predicts High Mortality in aGVHD Organ Involvement (n) Univerate Analysis Hazard Ratio P Value Multiverate Analysis Hazard Ratio P Value Skin Only (1010) 1 1 Gut Only (266) 1.11 0.448 0.80 0.139 Liver Only (28) 4.11 <0.001 2.22 0.013 Skin and Gut, No Liver (1083) 1.27 0.008 0.97 0.753 Skin and Liver, No Gut (160) 2.42 <0.001 1.54 0.006 Gut and Liver, No Skin (75) 3.64 <0.001 1.88 0.001 Skin and Gut, No Liver (448) 4.82 <0.001 2.07 <0.001 Response rates to first-line corticosteroids are 20%-50% depending on organ involvement Steroid-refractory aGVHD patients have very high mortality rates Non-relapse mortality after failure of corticosteroids is predicted by visceral organ involvement1 SR aGVHD associated with $200k - $500k additional healthcare costs2 Murata M et al 1083-8791 2013 American Society for Blood and Marrow Transplantation, 2. HealthCore® Claims Analysis July 2016.

MSC-100-IV (remestemcel-L):

In vitro/in vivo studies demonstrate multiple MOA pathways addressing underlying inflammatory response in GVHD

In vitro studies demonstrate that remestemcel-L

- Inhibits alloantigen- and mitogen-driven T cell proliferation in vitro
- Decreases secretion of pro-inflammatory cytokines by immune cells, e.g. TNFα and IFNγ and increase secretion of anti-inflammatory factors, e.g. IL-10 and IL-4
- Induces expansion of regulatory T cells

In vivo, using animal homologs of product

- Inhibits T cell-mediated immune responses
- Distributes to areas of inflammation
- Multiple administrations did not increase B or T cell responses or generate adverse outcomes or rejection in animals



Innate Immunity
Acquired Immunity
Proliferation
Donor T cell
Migration
Circulation
Peyer's patch
T-cell clones
Mature dendritic cell
Interleukin-2
Interferon-γ
Intestine
Migration
Cytotoxic T lymphocyte
Interleukin-6
Interleukin-12
Interleukin-1
TNF-α
Immature dendritic cell
Macrophage
Activation of toll-like receptors
Regulatory T cell
Neutrophil
Migration
Damage
Migration
Interferon-γ
TNF-α
Eosinophil
Natural killer cell
Toll-like receptor
Necrotic-cell elements
Epithelial damage
Epithelial apoptosis
Leakage of lipopolysaccharide
Bacteria
Preparative regimen
Intestinal lumen
Intestinal epithelium

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Relationship Between TNFR1 Expression on MSC and Inhibition of T Cell Proliferation1 US PTO, Danilkovitch, A et. al. (2013) US 8,486,695 60 50 40 30 20 10 0 80 70 60 50 40 30 20 0 5 2.5 1.25 TNFRI (pg/mil cells) TNFRI antisense oligonucleotide (um) % inhibition of proliferation 49 38 28 11 77 71 67 44 TNFRI Proliferation

Remestemcel-L (MSC-100-IV):Expanded Access Program Overall Day 28 response in pediatric aGVHD patients receiving remestemcel-L (MSC-100-IV) as first-line or salvage therapy after failing steroids 65% 73% 67% 61% 68% 65% 62% 0% 20% 40% 60% 80% 100% All Patients Grade BGrade CGrade D (n=241)(n=48)(n=73)(n=120) Any SkinAny GIAny Liver (n=114)(n=208)(n=66) Population: steroid-refractory aGVHD pediatric patients 241 pediatric patients undergoing HSCT were enrolled and treated at 50 sites in North America and Europe from 2007-2014 Ages 2 months – 17 years Acute GvHD grades B-D (CIBMTR) Failed steroid treatment and multiple other agents aGVHD not improving after at least 3 days of methylprednisolone (at least 1mg/kg/day or equivalent) Complete Response was 14%, Partial Response was 51% Responses were observed for all GVHD grades and did not differ by baseline organ involvement Kurtzberg et al: Presentation Tandem Feb 2016

Remestemcel-L (MSC-100-IV):Expanded Access Program Correlation of Day 28 overall response with Day 100 survival, using remestemcel-L (MSC-100-IV) as first-line or salvage therapy after failing steroids and/or additional treatments MSC-100-IV in Children with SR-aGVHD who failed multiple other modalities - Survival of Pediatric Patients Treated with MSC-100-IV 28-Day Responders vs Non-responders n=241 In 241 Children under EAP, Overall Response (CR+PR) at Day 28 was 65% (95% CI: 58.9%, 70.9%) Day 100 survival correlated with overall response, and was significantly improved in those who responded at Day 28 (82% vs. 39%, p<0.0001)

MSC-100-IV: Study 280 Adult Population Randomized controlled data in patients who failed steroids and received no additional GVHD treatment prior to enrollment Overall Response (CR + PR) by Organ Involvement – mITT population MSC-100-IV favorable responses in aGVHD cases involving the liver and GI Response rates improve from Day 28 through Day 100 Remestemcel-L Placebo P Value Liver 32/42 (76.2%) 9/19 (47.4%) 0.039 GI 94/115 (81.7%) 39/59 (66.1%) 0.025 Skin 72/92 (78.3%) 40/52 (76.9%) 0.838 All 133/163 (81.6%) 59/81 (72.8%) 0.136   Liver 23/42 (54.8%) 5/19 (26.3%) 0.053 GI 65/115 (56.5%) 27/59 (45.8%) 0.201 Skin 53/92 (57.6%) 29/52 (55.8%) 0.862 All 95/163 (58.3%) 44/81 (54.3%) 0.585 DAY 100 DAY 28

Remestemcel-L for GVHD: Mesoblast’s product development strategy Target pediatric patients with steroid refractory-aGVHD first Seek label extension for high-risk adult patients with steroid refractory-aGVHD Lifecycle potential in chronic GVHD (cGVHD)

Remestemcel-L (MSC-100-IV): Phase 3

Phase 3 pediatric trial GVHD001 as first-line therapy in aGVHD after failing steroids

- Multi-center, single-Arm, open-label to evaluate efficacy and safety to Day 100 (GVHD001) and from Day 100 to Day 180 (GVHD002)
- 55 pediatric patients (2 months to 17 years)
- aGVHD following allogeneic HSCT failing systemic corticosteroid therapy only
- Grade B aGVHD involving liver and/or GI tract with or without concomitant skin disease
- Grades C and D aGVHD involving skin, liver and/or GI tract
- Primary endpoint: **Overall response at Day 28**
- Key secondary endpoint: Survival at Day 100



Patient screening/enrollment
Initial treatment (8 doses/4 weeks)
Weekly assessments Day 14 - Day 100
Therapy Assessment – Day 28 (±2days)
Complete response or no response
Partial response or mixed response
Continued treatment (4 doses/4 weeks)
No further remestemcel-L
Follow-up assessments 56 Days, 100 Days

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Protocol GVHD001: Demographics Subjects enrolled 55 Age (Years) Mean (SD) 7.8 (5.44) Median (minimum, maximum) 7.6 (0.6, 17.9) Gender Male 35 (63.6%) Female 20 (36.4%) Underlying Disease AML 18 (32.7%) ALL 12 (21.8%) Anemia 5 (9.1%) CML 4 (7.3%) Sickle Cell 3 (5.5%) JML 2 (3.6%) MDS 2 (3.6%) Other 9 (16.4%)

Protocol GVHD001:Transplant Characteristics Reflect aGVHD Risk Factors 87% of subjects received myeloablative conditioning regimen 51% of subjects received an HLA-mismatched transplant 76% of subjects received an unrelated donor transplant 55% of subjects received a bone marrow transplant, 25% received PBSC, and 20% received CB Conditioning Regimen Donor Compatibility Donor Type Graft Source

Protocol GVHD001: Disease Characteristics Reflect aGVHD Severity Baseline Organ Involvement GVHD Grade at Baseline 26% of subjects had Skin involvement only All had stage 3 (n=10) or stage 4 (n=4) disease 38% of subjects had Lower GI involvement only 16/21 stage 3 (n=6) or stage 4 (n=10) disease 36% of subjects had multi-organ-involvement, all with Lower GI 6/20 had all three organs involved 10/20 had Lower GI + Skin 4/20 had Lower GI + Liver 47% of subjects had Grade D disease at baseline 89% of subjects had Grade C/D disease at baseline

Consistency of the Manufacturing Process in Phase 3: Remestemcel-L demonstrates consistent lot to lot expression of TNFR1 and high level inhibition of T cell activation % Inhibition T-cell activation Source: Internal Mesoblast Data TNFR1 (pg/ml) Clinical Lot # Clinical Lot #

Protocol GVHD001:Primary Efficacy Outcome Overall response at Day 28 was 69%, p=0.0003

Protocol GVHD001: Summary of Phase 3 Trial Results Multi-dose regimen of remestemcel-L infusions was well tolerated Day 28 Overall Response was 69% Day 28 Overall Response was significantly greater than theoretical control rate of 45% (p=0.0003) Overall survival at Day 100 was 75% Survival at Day 100 for responders at Day 28 was 87%

Remestemcel-L as First Line in Steroid Refractory Acute GVHD Phase 3 Conclusions Multi-dose regimen of remestemcel-L infusions was well tolerated Remestemcel-L successfully achieved the pre-specified primary endpoint of Day 28 Overall Response Remestemcel-L demonstrated substantial Day 100 survival benefits Results are consistent with the overall response, safety, and survival in the previous report  of remestemcel-L (MSC-100-IV) in a 241 subject expanded access protocol of pediatric subjects with Steroid Refractory aGVHD who failed to respond to steroids as well as to multiple additional therapies Next Steps Day 180 survival results expected in CY Q3, 2018 BLA filing targeted for CYQ4 2018 / Q1 2019 Potential for label extension to high-risk adult patients with steroid refractory-aGVHD

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